SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

07025593

27 July 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 26 July 2007 which we released to The Stock Exchange of Hong Kong Limited on 26 July 2007 for publication on the website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

PROCESSED
AUG 01 2007
THOMSON FINANCIAL

Encl

c.c. J P Morgan
- Mr King Ho

7/31

E:\cherry\S'La Asia\CB\Despatch_260707\ltr to SEC.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

US$200,000,000

ZERO COUPON GUARANTEED CONVERTIBLE BONDS DUE 2009

(THE "CONVERTIBLE BONDS")

(Stock Code: 02574)

ISSUED BY

SHANGRI-LA FINANCE LIMITED

(Incorporated in the British Virgin Islands with limited liability)

CONVERTIBLE INTO SHARES OF, AND GUARANTEED BY

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

PROPOSED RIGHTS ISSUE OF NOT LESS THAN 287,237,361 RIGHTS SHARES AND NOT MORE THAN 290,066,238 RIGHTS SHARES OF HK$1.00 EACH IN THE PROPORTION OF 1 RIGHTS SHARE FOR EVERY 9 SHARES HELD ON THE RECORD DATE AT HK$18.00 PER RIGHTS SHARE PAYABLE IN FULL ON ACCEPTANCE

NOTICE TO HOLDERS OF THE CONVERTIBLE BONDS

ADJUSTMENT TO THE CONVERSION PRICE OF THE CONVERTIBLE BONDS AND CLOSURE OF REGISTERS OF MEMBERS

NOTICE IS HEREBY GIVEN that Shangri-La Asia Limited (the "**Company**") has announced an issue by it by way of rights to its qualifying shareholders of a minimum of 287,237,361 new ordinary shares (the "**Rights Shares**") of HK$1.00 each in the share capital of the Company (the "**Shares**") and a maximum of 290,066,238 Rights Shares (if all the outstanding share options granted by the Company under its share option schemes adopted on 16 December 1997 and 24 May 2002 exercisable on or prior to the record date, being the date for determining the entitlements to the Rights Issue (as defined below) which is expected to be on or about 10 August 2007 (the "**Record Date**"), are exercised and the outstanding Convertible Bonds are fully converted on or

prior to the Record Date) at the subscription price of HK$18.00 per Rights Share (the "**Subscription Price**") in the proportion of 1 Rights Share for every 9 Shares held at the close of business on the Record Date (the "**Rights Issue**"), subject to the fulfilment of the conditions of the Rights Issue as more particularly disclosed in the announcement of the Company dated 3 July 2007, copy of which has been posted on the website of Hong Kong Exchanges and Clearing Limited ("**HKEx**") (www.hkex.com.hk). Reference is made to the aforesaid announcement and the announcement of the Company dated 6 July 2007 (which has also been uploaded to the website of HKEx) for further details of the Rights Issue. Pursuant to the terms and conditions of the Convertible Bonds (the "**Bonds Terms**"), the Rights Issue may result in an adjustment to the price at which Shares will be issued upon conversion of the Convertible Bonds (the "**Conversion Price**") which is currently set at HK$9.25 per Share (effective from 14 April 2004), as the Subscription Price is less than 95 per cent. of the Current Market Price (as determined pursuant to the Bonds Terms) per Share. Such adjustment to the Conversion Price, if any, will take effect upon the issue of the Rights Shares on or around 12 September 2007 (on the assumption that the Rights Issue will become unconditional on or around 10 September 2007). The Company will issue a further notice of the details of the adjustment to the Conversion Price as soon as practicable after such adjustment has been determined and taken effect.

In addition, **NOTICE IS HEREBY GIVEN** that the registers of members of the Company will be closed for the purpose of determining the entitlements to the Rights Issue from Wednesday, 8 August 2007 to Friday, 10 August 2007 (both days inclusive).

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 26 July 2007

As at the date hereof, the board of directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purposes only*

SHANGRI-LA ASIA LIMITED

RECEIVED
2007 JUL 30 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

27 July 2007

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 26 July 2007 as published in the South China Morning Post in Hong Kong on 27 July 2007 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

IK/gc/cw

Encl.

c.c. J P Morgan
- Mr. King Ho

E\ginny\Right Issue\ltr-sx.doc.7

27 JULY 2007

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉（亞洲）有限公司*
website: http://www.ir.shangri-la.com
(Stock Code: 00069)

CLOSURE OF REGISTERS OF MEMBERS

NOTICE IS HEREBY GIVEN that the registers of members of Shangri-La Asia Limited (the "Company") will be closed from Wednesday, 8 August 2007 to Friday, 10 August 2007, both days inclusive. During such period, no transfer of shares of the Company will be registered.

By Order of the Board
Shangri-La Asia Limited
Ko Sau Lai
Company Secretary

Hong Kong, 26 July 2007

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purposes only*

END